Meeting of Shareholders

On April 25, 2003, the Fund held its Annual Meeting of Shareholders (the "Meeting") to elect three Directors of the Fund ("Proposal 1"). The results of the proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Martin Brody 10,832,759 132,644

Robert M. Ettinger 10,865,913 99,491

David Gale 10,866,413 98,991

Donald F. Crumrine, Morgan Gust and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.